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                                                                    EXHIBIT 21.1


                     Subsidiaries of Abington Bancorp, Inc.

     Abington Bancorp, Inc. has one wholly-owned subsidiary, Abington Savings Bank, which is a Massachusetts-chartered Savings Bank. The Bank has three wholly-owned subsidiaries, Holt Park Place Development Corporation and Norroway Pond Development Corporation which are both Massachusetts corporations, and Abington Securities Corporation, which is a Delaware corporation. ABBK Corporation, which was a wholly owned subsidiary of Abington Savings Bank, incorporated in Massachusetts was dissolved in January of 1997.